Exhibit 4.2

Summary of Lease Agreements, dated December 3, 2014, between the
Company and C.P.M Medical Equipment Ltd. ("C.P.M") and between the
Company and Klimotech Ltd. ("Klimotech") (together the "Lessors")

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew-language agreements, and is intended solely as a general presentation of these documents.

In addition, these agreements constitute the lease of the premises described herein, and are treated as one agreement (the "Agreement" or the "Lease Agreement").

Leased Premises

1,148 square meters (gross) on the first floor and 126 square meters (gross) on the fourth floor of a building located on 14 Atir Yeda Street, Kfar Saba (the "Klimotech Premises") and 229 square meters (gross) on the second floor of said building (the "C.P.I Premises") (together, the "Premises").

Term of Lease

1)	The term of Lease will be sixty (60) months, from March 1, 2015 through February 28, 2020 (the "Term of Lease").

2)	We will have the option of extending the Term of Lease Agreement for additional sixty (60) months through February 28, 2025, subject to the following terms:

a.	During the Term of Lease, we met all its obligations to the full satisfaction of the Lessors, specifically with regard the due Rental Payments, as defined below.

b.
During the Term of Lease, we met all its obligations in accordance with the terms of the Agreement with regard to the lease of building parking spaces, subject to an agreement signed with an external management company.

c.	The Company had not, and will not, make use of the Premises in a manner or for a purpose which is prohibited by law.

d.
The Term of Lease will be automatically extended, unless we provided a written notice to the Lessors, 5 months prior to the termination of the initial Term of Lease, stating that it does not wish to extend the Term of Lease.

Purpose of Lease

The Premises shall be used for office space, testing lab, oven (to be used to testing products' durability under extreme heat, production lines only, and storage purposes only.

Rental Payments

1)
During the Term of the Lease (and the option, if applicable): NIS 55 per square meter, plus VAT. The aggregate monthly rental payment for the Premises of 1,503 square meters shall be NIS 82,665, plus VAT.

2)
At the Agreement's signing date, we will execute a bank transfer on the account of the first and last three months of the Term of Lease. Thereafter, Rental Payments shall be made in advance, every three months.

Other Payments

1)
During the Term of the Lease, depending on usage, we will be responsible for payments with respect to use of electricity, water, gas, air conditioning, security, maintenance services, cleaning services and other miscellaneous service related expenses.

2)
During the Term of the Lease, we will be responsible for payments of all taxes, whether municipal, governmental or any kind of obligatory payments, projections, tolls and others which are with respect to the Premises.

Use and Preservation of Premises

1)
We will be liable for any injury, damage or loss caused by us to the Premises or any other person or corporation, resulting from the holding and/or using the Premises or any other action or omission by us or someone on our behalf.

2)	We will be responsible for the current maintenance of the Premises and will make the repairs for the damages for which we are responsible under the Lease.

3)	We will not make any changes in the Premises without the Lessors prior written permission.

Taxes and Licenses

1)	We will pay all taxes and fees related to the property and/or business, including licensing fees and all taxes and charges for the rental of a parking space, if applicable.

2)	We will be responsible for procuring any necessary licenses from the authorities.

3)	We are liable for VAT, or any other taxes required on any and all payments required under the Lease Agreement, including electricity, maintenance, security services, and cleaning services.

General

1)	We may not assign or transfer our rights pursuant to the Lease Agreement without the prior written consent of the Lessors. We may not put a lien or pledge on the property.

2)	We may only use the Premises exactly as outlined in the Lease Agreement, and no other areas, including the roof of the building or the outside courtyard.

Insurance and Indemnity

1)
We will procure the following insurance policies: (i) property insurance, including catastrophe insurance; (ii) construction and workers insurance; (iii) third-party liability insurance; (iv) employer liability insurance; and (v) consequential damage insurance

2)
We are liable for any injury of any kind to third parties related to our use of the Premises or relating to business operations, and will indemnify the Lessors for any loss, litigation or obligation incurred due to injuries to third parties, including for attorneys fees related to same.

3)
The Lessors is obligated to procure structural insurance, including for catastrophic damages as a result of, inter alia, fire, earthquake, lightening, storm, flood and explosion damages, and limited consequential damages insurance.

Surrender of Premises

Belated surrender of the Premises will obligate us to pay the Lessors compensation in an amount equal to three times the Rental Payment for the respective period of delay in surrender of the Premises.

Termination of the Agreement

The Lease Agreement can be terminated prior to the end of the Term of Lease, the Lessors may terminate the Lease Agreement and we will be obligated to vacate the Premises immediately or within a period of time as defined by the Lessors in the notice to us of such termination, upon the occurrence of any of the following events:

1)	We breached any of our material obligations under the Lease Agreement.
2)
We breached any provision or obligation under the Lease Agreement which is not material and such breach was not cured within 14 days as of the date we received a written notice to requiring the cure of such breach.

3)
In the event that a receiver is appointed over our assets and/or a court disallows said receiver from fulfilling the Lease Agreement, and such notice or order was not cancelled within 45 days from the motion for a receivership order to the court.

4)	In the event that a motion for liquidation was filed against us or that we filed a request for voluntary liquidation or that a liquidator was appointed to us.

5)
In the event that a foreclosure order was issued against us and such proceeding is not cancelled within 45 days, or if an order which prevents us from fulfilling the Lease Agreement is levied against it, and such levy is not cancelled within 14 days.

6)	In the event that we, or our office holders or shareholders, have fled in order to evade our or their creditors.
7)	In the event that the warrants and/or securities provided by us to guarantee the Lease Agreement, in whole or in part, expire, get cancelled or rendered invalid for any reason.

Deposit

1)	We are required to provide a deposit in the amount of six months of Rental Payment.